Exhibit 99.1

Condensed Consolidated Interim Financial Statements
September 30, 2021 and 2020
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2021 and December 31, 2020
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$439,316	$451,962
Term deposits		—	59,034
Marketable securities		21,882	194
Accounts receivable and other	7	97,783	73,022
Inventories	2(c),8	170,687	164,135
Current portion of employee benefit plan assets	15	—	5,749
Assets held for sale	5	48,386	—
		778,054	754,096
Restricted cash		2,633	2,097
Other assets		28,883	39,562
Property, plant and equipment	2(c)	3,970,909	4,042,199
Goodwill		92,591	92,591
		$4,873,070	$4,930,545
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$167,784	$179,372
Current portion of lease liabilities		8,994	11,297
Current portion of debt	9	—	66,667
Current portion of asset retirement obligations		4,701	4,701
Liabilities associated with assets held for sale	5	386	—
		181,865	262,037
Debt	9	493,621	434,465
Lease liabilities		15,581	14,659
Employee benefit plan obligations		21,893	21,974
Asset retirement obligations		109,416	106,677
Deferred income tax liabilities	2(c)	379,775	412,162
		1,202,151	1,251,974
Equity
Share capital	13	3,225,173	3,144,644
Treasury stock		(10,289)	(11,452)
Contributed surplus		2,641,587	2,638,008
Accumulated other comprehensive loss		(27,526)	(30,297)
Deficit	2(c)	(2,199,224)	(2,103,205)
Total equity attributable to shareholders of the Company		3,629,721	3,637,698
Attributable to non-controlling interests		41,198	40,873
		3,670,919	3,678,571
		$4,873,070	$4,930,545

Approved on behalf of the Board of Directors

    (signed)     John Webster Director         (signed)    George Burns     Director

Date of approval: October 28, 2021

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
Revenue
Metal sales	10	$238,441	$287,595	$696,283	$748,167

Cost of sales
Production costs		110,180	117,386	331,540	328,225
Depreciation and amortization	2(c)	50,720	57,012	154,229	159,490
		160,900	174,398	485,769	487,715

Earnings from mine operations		77,541	113,197	210,514	260,452

Exploration and evaluation expenses		4,663	4,035	16,552	9,488
Mine standby costs	11	9,139	2,497	12,842	10,382
General and administrative expenses		7,676	6,632	27,543	21,054
Employee benefit plan expense		839	496	2,204	1,953
Share-based payments expense	14	1,716	2,586	5,419	7,244
Write-down (recovery) of assets		38	29	(392)	(63)
Foreign exchange gain		(605)	(4,317)	(6,827)	(7,436)
Earnings from operations		54,075	101,239	153,173	217,830

Other income	12	1,732	2,658	12,666	2,833
Finance costs	12	(41,019)	(19,873)	(66,851)	(42,516)
Earnings from continuing operations before income tax		14,788	84,024	98,988	178,147

Income tax expense	2(c)	5,627	40,730	45,170	82,195
Net earnings from continuing operations		$9,161	$43,294	$53,818	$95,952
Net (loss) earnings from discontinued operations, net of tax	5	(60,761)	1,089	(149,920)	(7,895)
Net (loss) earnings for the period		$(51,600)	$44,383	$(96,102)	$88,057

Attributable to:
Shareholders of the Company	2(c)	(52,220)	47,088	(96,018)	93,271
Non-controlling interests		620	(2,705)	(84)	(5,214)
Net (loss) earnings for the period		$(51,600)	$44,383	$(96,102)	$88,057

Earnings (loss) attributable to shareholders of the Company:
Continuing operations		8,541	45,999	53,902	101,166
Discontinued operations	5	(60,761)	1,089	(149,920)	(7,895)
		$(52,220)	$47,088	$(96,018)	$93,271

Weighted average number of shares outstanding (thousands)
Basic		182,447	173,822	179,556	169,676
Diluted		183,948	178,131	181,674	173,732

Net (loss) earnings per share attributable to shareholders of the Company:
Basic (loss) earnings per share	2(c)	$(0.29)	$0.27	$(0.53)	$0.55
Diluted (loss) earnings per share	2(c)	$(0.29)	$0.26	$(0.53)	$0.54

Net earnings per share attributable to shareholders of the Company - continuing operations:
Basic earnings per share	2(c)	$0.05	$0.26	$0.30	$0.60
Diluted earnings per share	2(c)	$0.05	$0.26	$0.30	$0.58
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020

Net (loss) earnings for the period	2(c)	$(51,600)	$44,383	$(96,102)	$88,057
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities, net of tax		3,048	669	3,018	1,567
Actuarial losses on employee benefit plans, net of tax		(277)	(227)	(247)	(425)
Total other comprehensive income for the period		2,771	442	2,771	1,142
Total comprehensive (loss) income for the period		$(48,829)	$44,825	$(93,331)	$89,199

Attributable to:
Shareholders of the Company	2(c)	(49,449)	47,530	(93,247)	94,413
Non-controlling interests		620	(2,705)	(84)	(5,214)
		$(48,829)	$44,825	$(93,331)	$89,199

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
Cash flows generated from (used in):	Note	2021	2020[1]	2021	2020[1]
Operating activities
Net earnings for the period from continuing operations	2(c)	$9,161	$43,294	$53,818	$95,952
Items not affecting cash:
Depreciation and amortization	2(c)	51,178	57,552	155,714	161,149
Finance costs		41,019	19,873	66,851	42,516
Interest income		(413)	(429)	(1,888)	(1,712)
Unrealized foreign exchange gain		(945)	(4,582)	(2,634)	(7,632)
Income tax expense	2(c)	5,627	40,730	45,170	82,195
(Gain) loss on disposal of assets		(180)	(89)	46	2,322
Gain on disposal of mining licenses	12	—	—	(7,046)	—
Write-down (recovery) of assets		38	29	(392)	(63)
Share-based payments expense	14	1,716	2,586	5,419	7,244
Employee benefit plan expense		839	496	2,204	1,953
		108,040	159,460	317,262	383,924
Property reclamation payments		(515)	(618)	(1,622)	(1,618)
Employee benefit plan receipt (payments)		5,639	(1,284)	5,118	(1,955)
Income taxes paid		(12,561)	(22,899)	(64,574)	(55,746)
Interest received		413	429	1,888	1,712
Changes in non-cash working capital	16	4,094	42,658	(4,819)	23,720
Net cash generated from operating activities of continuing operations		105,110	177,746	253,253	350,037
Net cash generated from (used in) operating activities of discontinued operations		692	(2,975)	(4,048)	(2,012)

Investing activities
Purchase of property, plant and equipment		(64,441)	(50,438)	(200,035)	(127,152)
Acquisition of subsidiary, net of $4,311 cash received	4	—	—	(19,336)	—
Proceeds from the sale of property, plant and equipment		966	147	2,277	773
Value added taxes related to mineral property expenditures, net		(11,971)	(12,801)	(16,170)	(18,283)
Proceeds from the sale of mining licenses	12	—	—	5,000	—
Purchase of marketable securities and investment in debt securities		(27,060)	—	(27,060)	—
Proceeds from the sale of marketable securities		—	5,237	—	5,237
Decrease (increase) in term deposits		1,000	(48,528)	59,034	(50,089)
(Increase) decrease in restricted cash		(432)	(21)	(536)	1,077
Net cash used in investing activities of continuing operations		(101,938)	(106,404)	(196,826)	(188,437)
Net cash generated from (used in) investing activities of discontinued operations		(911)	9,683	(2,348)	8,867

Financing activities
Issuance of common shares, net of issuance costs		240	7,820	14,374	94,899
Acquisition of non-controlling interest		—	—	—	(7,500)
Contributions from non-controlling interests		—	—	409	301
Proceeds from borrowings	9	500,000	—	500,000	150,000
Repayment of borrowings	9	(433,953)	(58,574)	(517,286)	(91,907)
Debt redemption premium paid	9(c)	(21,400)	—	(21,400)	—
Loan financing costs		(7,535)	—	(7,535)	—
Interest paid		(7,634)	(9,370)	(23,117)	(29,728)
Principal portion of lease liabilities		(2,802)	(2,531)	(7,813)	(7,524)
Purchase of treasury stock		—	—	—	(3,679)
Net cash generated from (used in) financing activities of continuing operations		26,916	(62,655)	(62,368)	104,862
Net cash used in financing activities of discontinued operations		(12)	(20)	(36)	(60)

Net increase (decrease) in cash and cash equivalents		29,857	15,375	(12,373)	273,257
Cash and cash equivalents - beginning of period		409,732	435,624	451,962	177,742
Cash in disposal group held for sale		(273)	—	(273)	—
Cash and cash equivalents - end of period		$439,316	$450,999	$439,316	$450,999
1 Restated, see Note 3(c).
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Share capital
Balance beginning of period	$3,224,830	$3,135,955	$3,144,644	$3,054,563
Shares issued upon exercise of share options, for cash	219	185	1,617	2,001
Shares issued upon exercise of performance share units	30	—	1,202	—
Transfer of contributed surplus on exercise of options	87	71	635	801
Shares issued upon acquisition of subsidiary (Note 4)	—	—	65,647	—
Shares issued to the public, net of share issuance costs	7	6,396	11,428	85,242
Balance end of period	$3,225,173	$3,142,607	$3,225,173	$3,142,607

Treasury stock
Balance beginning of period	$(10,295)	$(11,587)	$(11,452)	$(8,662)
Purchase of treasury stock	—	—	—	(3,679)
Shares redeemed upon exercise of restricted share units	6	6	1,163	760
Balance end of period	$(10,289)	$(11,581)	$(10,289)	$(11,581)

Contributed surplus
Balance beginning of period	$2,639,288	$2,634,246	$2,638,008	$2,627,441
Share-based payment arrangements	2,422	2,338	6,579	6,456
Acquisition of non-controlling interest, without change in control	—	—	—	4,171
Shares redeemed upon exercise of restricted share units	(6)	(6)	(1,163)	(760)
Shares redeemed upon exercise of performance share units	(30)	—	(1,202)	—
Transfer to share capital on exercise of options	(87)	(71)	(635)	(801)
Balance end of period	$2,641,587	$2,636,507	$2,641,587	$2,636,507

Accumulated other comprehensive loss
Balance beginning of period	$(30,297)	$(28,266)	$(30,297)	$(28,966)
Other comprehensive income for the period	2,771	442	2,771	1,142
Balance end of period	$(27,526)	$(27,824)	$(27,526)	$(27,824)

Deficit
Balance beginning of period	$(2,147,004)	$(2,181,815)	$(2,103,206)	$(2,227,998)
Net (loss) earnings attributable to shareholders of the Company (Note 2(c))	(52,220)	47,088	(96,018)	93,271
Balance end of period	$(2,199,224)	$(2,134,727)	$(2,199,224)	$(2,134,727)
Total equity attributable to shareholders of the Company	$3,629,721	$3,604,982	$3,629,721	$3,604,982

Non-controlling interests
Balance beginning of period	$40,578	$45,424	$40,873	$59,304
Earnings (loss) attributable to non-controlling interests	620	(2,705)	(84)	(5,214)
Acquisition of non-controlling interest	—	—	—	(11,672)
Contributions from non-controlling interests	—	—	409	301
Balance end of period	$41,198	$42,719	$41,198	$42,719
Total equity	$3,670,919	$3,647,701	$3,670,919	$3,647,701

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, and Romania.
Eldorado is a public company listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and is incorporated under the Canada Business Corporations Act ("CBCA").
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2020.
Except as described in Note 3, the same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 28, 2021.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2020.
(c)Immaterial error correction
During the second quarter of 2021, the Company determined that the net book value of certain of its property, plant and equipment was understated as a result of errors in the amounts recorded for depreciation. Management evaluated the materiality of the errors, both quantitatively and qualitatively, and concluded that the changes were not material to the consolidated financial statements taken as a whole for any prior period. The Company has revised the opening deficit and corrected the errors by recasting the prior period information in these unaudited condensed consolidated interim financial statements.
(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
2. Basis of preparation (continued)
The following tables set forth the effect of this immaterial error correction on the Company's unaudited condensed consolidated statements of operations for the three months ended March 31, 2021 and for the three and nine months ended September 30, 2020:

	Three months ended March 31, 2021
	Previously Reported	Correction	As recast

Depreciation[1]	$56,309	(3,812)	$52,497
Income tax expense[1]	28,249	138	28,387
Net earnings for the period[1]	10,171	3,673	13,844
Net earnings attributable to shareholders, continuing operations[2]	10,663	3,673	14,336
Net earnings per share attributable to shareholders[1] - basic and diluted	$0.05	$0.02	$0.07
Net earnings per share attributable to shareholders, continuing operations - basic[3]	$0.06	$0.02	$0.08
Net earnings per share attributable to shareholders, continuing operations - diluted[3]	$0.06	$0.02	$0.08

	Three months ended September 30, 2020			Nine months ended September 30, 2020
	Previously Reported	Correction	As recast	Previously Reported	Correction	As recast

Depreciation[1]	$65,538	(8,515)	$57,023	$176,229	(16,705)	$159,524
Income tax expense[1]	38,691	2,435	41,126	83,767	5,180	88,947
Net earnings for the period[1]	38,304	6,079	44,383	76,533	11,524	88,057
Net earnings attributable to shareholders, continuing operations[2]	39,920	6,079	45,999	89,642	11,524	101,166
Comprehensive income attributable to shareholders[1]	41,451	6,079	47,530	82,889	11,524	94,413
Net earnings per share attributable to shareholders -basic[1]	$0.24	0.02	$0.26	$0.48	0.07	$0.55
Net earnings per share attributable to shareholders - diluted[1]	$0.23	0.03	$0.26	$0.47	0.07	$0.54
Net earnings per share attributable to shareholders, continuing operations - basic[3]	$0.23	0.03	$0.26	$0.53	0.07	$0.60
Net earnings per share attributable to shareholders, continuing operations - diluted[3]	$0.22	0.04	$0.26	$0.52	0.06	$0.58

1 Amounts before discontinued operations (see Note 5).
2 Previously reported amounts and recast amounts include impacts of discontinued operations of $2,394 for the three months ended March 31, 2021, ($1,089) and $7,895 for the three and nine months ended September 30, 2020 (see Note 5).
3 Previously reported amounts and recast amounts include impacts of discontinued operations of $0.01 for the three months ended March 31, 2021, ($0.01) and $0.05 for the three and nine months ended September 30, 2020 (see Note 5).

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
2. Basis of preparation (continued)
The following table sets forth the effect of this immaterial error correction on the Company's unaudited condensed consolidated balance sheet as at December 31, 2020:

	As at December 31, 2020
	Previously Reported	Correction	As recast

Inventories	$176,271	(12,136)	$164,135
Property, plant and equipment	3,998,493	43,706	4,042,199
Deferred income tax liabilities	402,713	9,449	412,162
Deficit	$(2,125,326)	22,121	$(2,103,205)
There was no impact on the consolidated cash flow statements in the corresponding periods as a result of the recast, other than the amounts reported for depreciation, income tax expense and net earnings for the period changed by the amounts shown in the tables above.

3. Significant accounting policies
(a) Adoption of new accounting standards
The Company adopted the new IASB standard, Interest Rate Benchmark Reform - Phase 2 which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts, and IFRS 16 Leases. The amendment became effective January 1, 2021 and there was no material effect from the adoption of this amendment on the Company’s condensed consolidated interim financial statements.
A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Company has not early adopted and continues to evaluate the impact of the forthcoming or amended standards in preparing these condensed consolidated interim financial statements.
Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the amendments are first applied. The Company will adopt this narrow scope amendment on the date it becomes effective and does not expect a revision to comparative financial information in its consolidated interim financial statements as a result of adoption.
(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
3. Significant accounting policies (continued)
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the narrow scope amendments on the date they become effective and is currently evaluating the impact of the amendments on its consolidated interim financial statements.
Deferred tax related to assets and liabilities arising from a single transaction
In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the amendment on the date it becomes effective and is currently evaluating the impact of the amendment on its consolidated interim financial statements.
(b) Change in estimate
The Company changed its estimate relating to total recoverable tonnes used to determine the depreciation, depletion and amortization of mineral properties and certain capitalized mine development costs, capitalized stripping costs, plant and mining assets whose estimated useful life is the same as the remaining life of the mine. Until December 31, 2020, the carrying amounts of these assets were depreciated, depleted or amortized over estimated recoverable tonnes of proven and probable mineral reserves. Effective January 1, 2021, total estimated recoverable tonnes for applicable mines also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. This change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans and was made as a result of increased experience in the conversion of inferred resources into proven and probable reserves for the applicable mines. Inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted.
This change in accounting estimate will result in lower depreciation expense per tonne mined. However, because the depreciation recorded in future periods depends on the volume of tonnes mined during those periods, the Company is not able to accurately estimate the impact of this change in estimate on future periods.
(c) Presentation of interest paid on the statements of cash flows
Effective September 30, 2021, the Company voluntarily changed its accounting policy to classify cash paid for interest on the statement of cash flows as a financing activity rather than an operating activity. The change in accounting policy has been adopted in accordance with IAS 8, as IAS 7 provides a policy choice to classify interest paid as an operating activity or financing activity. Following the refinancing of the Company's debt in August 2021 (Note 9), the policy change more accurately reflects the nature of these cash flows, resulting in more relevant information to the financial statement users. The comparative figures in the consolidated statements of cash flows for the three and nine month periods have been restated to reflect the retrospective application of this change in accounting policy.
(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
4. Acquisition of QMX Gold Corporation
On April 7, 2021, the Company completed the acquisition of all of the outstanding common shares of QMX Gold Corporation ("QMX") not already owned by the Company by way of a plan of arrangement ("Arrangement"). Under the terms of the Arrangement, each shareholder other than Eldorado received, for each QMX share held, (i) CDN $0.075 in cash and (ii) 0.01523 of an Eldorado common share. QMX has interests in mineral properties in the Canadian province of Québec in proximity to the Company’s Lamaque operations and the Company owned 68,125,000 shares of QMX, or approximately 16% of QMX shares outstanding, prior to completion of the Arrangement.
On closing of the acquisition, QMX’s assets consisted primarily of mineral properties that do not yet contain proven and probable reserves. As QMX did not have processes capable of generating outputs and did not include an organized workforce, the Company determined that QMX did not meet the definition of a business in accordance with IFRS 3, Business Combinations, and as a result the acquisition has been accounted for as an asset acquisition.
The cost of the acquisition was allocated to the assets and liabilities acquired. The fair value of the mineral properties acquired was measured using a market comparison approach considering observable comparable transactions in a similar jurisdiction and stage of exploration. The deferred income tax assets primarily relate to loss carry-forwards for which fair value was determined based on the extent of anticipated future taxable income that can be reduced by the tax losses.
The purchase price is allocated to the identifiable assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The Company's previously-held 16% interest in QMX was accounted for at its carrying amount of $2,323 and not remeasured to fair value, in accordance with the Company's accounting policy where previously-held interests are measured at cost.
The allocation of the consideration paid to the assets and liabilities of QMX is as follows:

Consideration paid:
Share consideration	$63,806
Cash consideration	21,988
Cost of shares previously acquired	2,323
Transaction costs	1,659
QMX warrants outstanding	1,130
Total purchase price	$90,906
Net cash paid of $19,336 included cash consideration of $21,988, transaction costs of $1,659 and is net of $4,311 cash acquired. QMX warrants include unexpired warrants for which, upon exercise, warrant holders will receive similar consideration as for QMX common shares. Shares of the Company totalling $1,841 were issued in June 2021 upon the exercise of the majority of these warrants.

Fair value of net assets acquired:
Cash	$4,311
Property, plant and equipment and other assets	8,995
Mineral property	75,636
Deferred income tax asset	14,122
Asset retirement obligation	(3,252)
Accounts payable and accrued liabilities	(8,906)
Total purchase price	$90,906

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
5. Discontinued operations
On October 27, 2021, the Company completed a sale of the Tocantinzinho project, a non-core gold asset. Consideration includes:
•$20,000 cash and 46,926,372 shares of G Mining Ventures Corp ("GMIN"), or approximately 19.9% of GMIN shares outstanding; and
•deferred cash consideration of $60,000 to be paid subject to Tocantinzinho achieving commercial production, payable on the first anniversary of commercial production ("Deferred Consideration").
The purchaser has the option to defer 50% of the Deferred Consideration at a cost of $5,000, in which case $30,000 is payable upon the first anniversary of the commencement of commercial production and $35,000 is payable upon the second anniversary of the commencement of commercial production. The Company has not recorded any consideration for the contingent payments.
The sale represents the net assets in the Company's Brazil reporting segment. As a result, the project has been presented as a discontinued operation and a disposal group held for sale as at September 30, 2021. The disposal group is stated at fair value less costs to sell and comprises the following assets and liabilities:

September 30, 2021

Cash	$272
Accounts receivable and other	1,128
Property, plant and equipment	46,986
Assets held for sale	$48,386

Accounts payable and accrued liabilities	291
Capital lease obligations	95
Liabilities associated with assets held for sale	$386
In June 2021, the Company recorded impairment of $99,497 on the Tocantinzinho project to recognize the mineral properties and capitalized development at their estimated fair value, based on a plan to sell the asset. The non-recurring fair value measurement of $108,000 was categorized as a Level 3 fair value based on the expected consideration of a sale, less estimated costs of disposal. At September 30, 2021 the fair value of the disposal group was reduced to $48,000, which reflects the cash and share consideration, less estimated costs of disposal. A loss of $60,643 was recognized as a result of the agreement which was indicative of a reduction in fair value and changes in working capital. The results from operations from the Brazil reporting segment include:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Expenses	$(118)	$(966)	$(790)	$(3,594)
Impairment of property and equipment	(60,643)	—	(160,140)	—
Gain on disposition of Vila Nova	—	2,451	—	2,451
(Loss) earnings from operations	(60,761)	1,485	(160,930)	(1,143)
Income tax expense (recovery)	—	396	(11,010)	6,752
(Loss) earnings from discontinued operations, net of tax attributable to shareholders of the Company	$(60,761)	$1,089	$(149,920)	$(7,895)

Basic (loss) earnings per share attributable to shareholders of the Company	$(0.33)	$0.01	$(0.83)	$(0.05)
Diluted (loss) earnings per share attributable to shareholders of the Company	$(0.33)	$0.01	$(0.83)	$(0.05)
(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
6. Marketable securities
In July 2021, the Company acquired 11.5% of the outstanding common shares of Probe Metals Inc. for cash consideration of CDN $23,691 ($18,654) (Note 19).

7. Accounts receivable and other

	September 30, 2021	December 31, 2020

Trade receivables	$27,331	$35,649
Value added tax and other taxes recoverable	38,956	12,171
Other receivables and advances	9,133	5,843
Prepaid expenses and deposits	22,363	19,359
	$97,783	$73,022

8. Inventories

	September 30, 2021	December 31, 2020

Ore stockpiles	$5,841	$6,327
In-process inventory and finished goods (Note 2(c))	67,079	68,984
Materials and supplies	97,767	88,824
	$170,687	$164,135

As at September 30, 2021, the Company recognized $362 and $36 in production costs and depreciation, respectively, to reduce the cost of lead and zinc concentrate inventory at Stratoni to net realizable value (as at September 30, 2020 – $98 and $10 in production costs and depreciation, respectively, to reduce the cost of lead and zinc concentrate inventory at Stratoni to net realizable value).
(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Debt

	September 30, 2021	December 31, 2020
Senior notes due 2029, net of unamortized transaction fees of $7,034 and initial redemption option of $4,768 (Note 9 (a))	$497,734	$—
Senior secured notes due June 2024, net of unamortized discount and transaction fees of $8,680 and initial redemption option of $1,373 (Note 9 (c))	—	226,647
Term loan, net of unamortized transaction costs of $1,491 (Note 9 (b))	—	131,842
Revolving credit facility (Note 9 (b))	—	150,000
Redemption option derivative asset (Note 9 (c),(a))	(4,113)	(7,357)
	$493,621	$501,132
Less: Current portion	—	66,667
Long-term portion	$493,621	$434,465

(a)Senior Notes due 2029
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the "senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, beginning on March 1, 2022. The Company received $496,000 from the offering, which is net of commission payment and certain transaction costs paid to or on behalf of the lenders totaling $3,764. The debt is also presented net of transaction costs of $3,327 incurred directly by the Company in conjunction with the offering. The commission payment and transaction costs will be amortized over the term of the senior notes and included as finance costs. Net proceeds from the senior notes were used in part to redeem the Company's outstanding 9.5% senior secured second lien notes that were due 2024 (“the senior secured notes”) and to repay all outstanding amounts under the Company's senior secured term loan and revolving credit facility.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes are redeemable by the Company in whole or in part, for cash:
i.At any time prior to September 1, 2024 at a redemption price equal to 100% of the aggregate principal amount of the senior notes, accrued and unpaid interest and a premium at the greater of 1% of the principal value of the notes to be redeemed, or the present value of remaining interest to September 1, 2024 discounted at the treasury yield plus 50 basis points.
ii.At any time prior to September 1, 2024, up to 40% of the original aggregate principal amount of the senior notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.25% of the aggregate principal amount of the senior notes redeemed, plus accrued and unpaid interest.
iii.On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the senior notes:
September 1, 2024 103.125%
September 1, 2025 101.563%
September 1, 2026 and thereafter 100.000%
(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Debt (continued)
The redemption features described above constitute an embedded derivative which was separately recognized at its fair value of $4,806 on initial recognition of the senior notes and recorded in other assets. The embedded derivative is classified as fair value through profit and loss. The decrease in fair value in the three months ended September 30, 2021 is $693, which is recognized in finance costs.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at September 30, 2021.
The fair market value of the senior notes as at September 30, 2021 is $494,890.
(b)Senior Secured Credit Facility
In May 2019, the Company executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consisted of the following:
i) A $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020.
ii) A $250 million revolving credit facility with a maturity date of June 5, 2023.
On March 30, 2020, the Company drew $150,000 under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the novel coronavirus ("COVID-19") pandemic. The Company repaid $50,000 of the revolving credit facility draw in June 2021 and repaid the remaining $100,000 in August 2021, using a portion of the proceeds from the offering of the senior notes. As at September 30, 2021, the current availability under the revolving credit facility is $249,665.
As at September 30, 2021, the Company has outstanding non-financial (Greece) and financial (Canada) letters of credit of EUR 58,216 and CDN $426, totaling $67,633 (December 31, 2020 - EUR 57,600 and CDN $400, totaling $70,800). The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations. In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduced credit availability under the revolving credit facility, thereby increasing the availability under the facility. An early repayment of $11,100 of principal as part of the scheduled semi-annual payment on the term loan was made in February 2021 in conjunction with this amendment, and in June 2021, the Company completed the remaining scheduled $22,233 semi-annual payment on the term loan.
The TARCA contained covenants that restricted, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants included a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at September 30, 2021.
The revolving credit facility bore interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at September 30, 2021, the Company’s current interest charges and fees are as follows: LIBOR plus margin of 2.25% on amounts drawn from the revolving credit facility, 2.5% on the financial letters of credit secured by the revolving credit facility, 1.03% on the Greek non-financial letters of credit, and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.
On October 15, 2021, the Company replaced the TARCA and executed a $250 million amended and restated fourth senior secured credit facility (“the fourth amended and restated credit agreement” or “Fourth ARCA”) with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025.
(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Debt (continued)
Under the Fourth ARCA the revolving credit facility bears interest at LIBOR plus a margin of 2.125% – 3.25%, the undrawn portion of the facility incurs standby fees of 0.47813% - 0.73125%, and letters of credit not secured under the revolving credit facility bear interest at 0.90% - 1.33%. In each case, interest or fees are dependent on a net leverage ratio pricing grid. The Fourth ARCA includes terms to replace LIBOR with a benchmark rate based on the secured overnight financing rate ("SOFR") upon the discontinuance of interbank offered rates.
The Fourth ARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, or sell material assets. Significant financial covenants include a minimum EBITDA to interest ratio and a maximum net leverage ratio.
The Fourth ARCA is secured on a first lien basis by a general security agreement from the Company, including the real property of the Company and Eldorado Gold (Quebec) Inc. in Canada, as well as the shares of each of SG Resources B.V., Tüprag Metal, Eldorado Gold (Netherlands) BV and Eldorado Gold (Quebec) Inc., all wholly owned subsidiaries of the Company.
(c)Senior Secured Second Lien Notes due 2024
Following partial redemptions of the senior secured notes in 2020, the remaining $233,953 principal was redeemed in whole for cash by the Company on August 26, 2021 using proceeds from the senior notes. $21,400 of redemption premium and $6,050 of accrued interest were paid upon redemption and $6,976 of unamortized original discount and deferred financing costs relating to the senior secured notes were expensed as finance costs upon redemption. An embedded derivative asset of $500 relating to redemption options in the senior secured notes was also written-off to finance costs upon redemption.

(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
10. Revenue
For the three months ended September 30, 2021, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$91,600	$66,449	$—	$158,049
Gold revenue - concentrate	41,987	—	21,993	63,980
Silver revenue - doré	887	333	—	1,220
Silver revenue - concentrate	840	—	5,845	6,685
Lead concentrate	—	—	7,078	7,078
Zinc concentrate	—	—	2,355	2,355
Revenue from contracts with customers	$135,314	$66,782	$37,271	$239,367
(Loss) gain on revaluation of derivatives in trade receivables	(961)	—	35	(926)
	$134,353	$66,782	$37,306	$238,441

For the three months ended September 30, 2020, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$113,951	$73,833	$—	$187,784
Gold revenue - concentrate	50,739	—	26,527	77,266
Silver revenue - doré	665	337	—	1,002
Silver revenue - concentrate	1,669	—	6,537	8,206
Lead concentrate	—	—	2,488	2,488
Zinc concentrate	—	—	8,243	8,243
Revenue from contracts with customers	$167,024	$74,170	$43,795	$284,989
(Loss) gain on revaluation of derivatives in trade receivables	(434)	—	3,040	2,606
	$166,590	$74,170	$46,835	$287,595

(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
10. Revenue (continued)
For the nine months ended September 30, 2021, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$256,496	$181,156	$—	$437,652
Gold revenue - concentrate	123,836	—	64,814	188,650
Silver revenue - doré	2,445	1,120	—	3,565
Silver revenue - concentrate	3,274	—	20,082	23,356
Lead concentrate	—	—	20,748	20,748
Zinc concentrate	—	—	23,529	23,529
Revenue from contracts with customers	$386,051	$182,276	$129,173	$697,500
Loss on revaluation of derivatives in trade receivables	(411)	—	(806)	(1,217)
	$385,640	$182,276	$128,367	$696,283

For the nine months ended September 30, 2020, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$299,042	$172,010	$—	$471,052
Gold revenue - concentrate	137,171	—	77,364	214,535
Silver revenue - doré	1,554	690	—	2,244
Silver revenue - concentrate	2,901	—	17,577	20,478
Lead concentrate	—	—	10,962	10,962
Zinc concentrate	—	—	25,253	25,253
Revenue from contracts with customers	$440,668	$172,700	$131,156	$744,524
(Loss) gain on revaluation of derivatives in trade receivables	(1,213)	—	4,856	3,643
	$439,455	$172,700	$136,012	$748,167

(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

11. Mine standby costs

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Stratoni	$7,168	$—	$7,168	$—
Skouries	1,387	2,017	4,082	6,241
Lamaque	—	—	—	3,086
Other mine standby costs	584	480	1,592	1,055
	$9,139	$2,497	$12,842	$10,382

The Stratoni mine experienced a fall of ground on June 27, 2021. There were no injuries, however, an investigation revealed several other locations with similar ground support conditions. In line with strict safety protocols, operations at Stratoni were suspended during July and August of 2021 to remediate ground support conditions.

12. Other income and finance costs

	Three months ended September 30,		Nine months ended September 30,
(a) Other income	2021	2020	2021	2020

Gain (loss) on disposal of assets	$180	$89	$(46)	$(2,322)
Gain on disposal of mining licenses	—	—	7,046	—
Interest and other income	1,552	2,569	5,666	5,155
	$1,732	$2,658	$12,666	$2,833

In May 2021, the Company recognized other income of $7,046 from the sale of mining licences in Turkey, which had a carrying value of nil. Consideration for the sale was $7,046 of which $5,000 was received in cash as at June 30, 2021. The remaining cash consideration is expected to be received in January 2022.

(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
12. Other income and finance costs (continued)

	Three months ended September 30,		Nine months ended September 30,
(b) Finance costs	2021	2020	2021	2020

Interest cost on the senior notes due 2029	$3,143	$—	$3,143	$—
Interest cost on the senior secured notes due 2024	4,625	7,382	17,015	23,193
Interest cost on the term loan	569	1,236	2,456	5,166
Other interest and financing costs	1,410	1,655	5,397	4,847
Senior secured notes redemption premium	21,400	5,564	21,400	5,564
Amortization of discount and transaction costs of senior secured notes and TARCA due to early redemption	9,701	2,291	9,701	2,291
(Gain) loss on redemption option derivative (Note 9(c),(a))	(180)	1,272	6,677	36
Asset retirement obligation accretion	351	473	1,062	1,419
	$41,019	$19,873	$66,851	$42,516

13. Share capital and (loss) earnings per share
(a) Share capital

	2021		2020
Voting common shares	Number of Shares	Total	Number of Shares	Total
Balance at January 1,	174,931,381	$3,144,644	164,963,324	$3,054,563
Shares issued upon exercise of share options, for cash	313,671	1,617	468,863	2,001
Shares issued on redemption of PSU's (Note 14)	514,010	1,202	—	—
Estimated fair value of share options exercised transferred from contributed surplus	—	635	—	801
Shares issued on acquisition of QMX (Note 4)	5,788,187	65,647	—	—
Shares issued to the public	—	—	8,353,042	76,957
Share issuance costs	—	—	—	(1,636)
Flow-through shares issued, net of costs and premium	1,100,000	11,428	996,100	9,921
Balance at September 30,	182,647,249	$3,225,173	174,781,329	$3,142,607

On March 30, 2021 the Company completed a private placement of 1,100,000 common shares at a price of CDN $16.00 per share for proceeds of CDN $17,600 ($13,930). The proceeds will be used to continue to fund the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.82 per share to the closing market price of the Company's common shares at the date of issue. The initial premium of $2,456 was recognized in accounts payable and accrued liabilities and is recognized in other income when the related tax benefits are renounced.
(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Share capital and (loss) earnings per share (continued)
(b) (Loss) earnings per share
The weighted average number of ordinary shares for the purposes of diluted (loss) earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic (loss) earnings per share as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Weighted average number of ordinary shares used in the calculation of basic (loss) earnings per share	182,446,967	173,822,251	179,555,500	169,675,643
Dilutive impact of share options	899,910	1,429,752	1,141,278	1,236,133
Dilutive impact of restricted share units and restricted share units with performance criteria	159,336	1,827,474	288,667	1,728,955
Dilutive impact of performance share units	441,474	1,051,210	688,388	1,091,049
Weighted average number of ordinary shares used in the calculation of diluted (loss) earnings per share	183,947,687	178,130,687	181,673,833	173,731,780

As at September 30, 2021, 2,449,043 options (September 30, 2020 - 2,802,831) were excluded from the dilutive weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.
For the three months ended September 30, 2021, relating to net loss per share attributable to shareholders, 899,910 share options, 159,336 RSU's and RSU's with performance criteria, and 441,474 PSU's were anti-dilutive. For the nine months ended September 30, 2021, relating to net loss per share attributable to shareholders, 1,141,278 share options, 288,667 RSU's and RSU's with performance criteria, and 688,388 PSU's were anti-dilutive.

(15)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
14. Share-based payments
Share-based payments expense consists of:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Share options	$808	$890	$2,203	$2,466
Restricted shares with no performance criteria	372	352	974	1,016
Restricted shares with performance criteria	1,040	813	2,710	2,050
Deferred units	(708)	248	(1,161)	788
Performance shares	204	283	693	924
	$1,716	$2,586	$5,419	$7,244

(a) Share option plans
The Company’s Incentive Stock Option plan (the “Plan”) consists of options which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. Options vest at the discretion of the Board of Directors at the time an option is granted. Options vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2021		2020
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	$11.56	5,092,388	$14.08	5,714,491
Options granted	13.27	1,091,891	12.72	1,156,744
Exercised	6.40	(313,671)	5.93	(468,863)
Expired	16.14	(783,771)	33.40	(813,933)
Forfeited	12.34	(598,111)	13.38	(287,543)
At September 30,	$11.43	4,488,726	$11.58	5,300,896

As at September 30, 2021, a total of 4,215,289 options (December 31, 2020 – 3,898,038) were available to grant under the Plan. As at September 30, 2021, 2,318,485 share purchase options (December 31, 2020 – 2,416,611) with a weighted average exercise price of CDN $11.84 (December 31, 2020 – CDN $14.45) had vested and were exercisable.
The weighted average market share price at the date of exercise for share options exercised for the nine months ended September 30, 2021 was CDN $13.36 (September 30, 2020 – CDN $13.20).

(16)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
14. Share-based payments (continued)
During the nine months ended September 30, 2021, 1,091,891 (September 30, 2020 – 1,156,744) share options were granted. The weighted average fair value per stock option granted was CDN $5.62 (September 30, 2020 – CDN $4.12). The assumptions used to estimate the fair value of options granted during the nine months ended September 30, 2021 and 2020 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the share options.

	2021	2020
Risk-free interest rate (range)	0.3% - 0.8%	0.25% - 1.51%
Expected volatility (range)	64% - 68%	59% - 70%
Expected life	3 years	3 years
Expected dividends	—	—

(b) Restricted share unit plan
The Company has a Restricted Share Unit Plan (“RSU” plan) whereby restricted share units ("RSUs") may be granted to senior management of the Company. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. As at September 30, 2021, 268,283 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.
Currently, the Company has two types of RSUs:
i.RSU with no performance criteria
These RSUs are exercisable into one common share once vested for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSU's may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.
A total of 180,132 RSUs with no performance criteria with an average grant-date fair value of CDN $13.79 per unit were granted during the nine months ended September 30, 2021 under this plan (September 30, 2020 - 149,522 units at CDN $12.90). The fair value of each RSU issued is determined as the closing share price at grant date.
A summary of the status of the RSUs with no performance criteria and changes during the nine months ended September 30, 2021 and 2020 is as follows:

	2021	2020
At January 1,	478,067	536,330
Granted	180,132	149,552
Redeemed	(135,833)	(190,963)
Forfeited	(40,898)	(16,852)
At September 30,	481,468	478,067

As at September 30, 2021, 109,649 restricted share units are fully vested and exercisable (September 30, 2020 – 44,748).
(17)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
14. Share-based payments (continued)
ii. RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the three-year period.
A total of 440,508 RSUs with performance criteria were granted under this plan during the nine months ended September 30, 2021 (September 30, 2020 - 299,112) with a fair value of CDN $22.46 per unit (September 30, 2020 - $24.94). In addition, 80,235 RSUs with performance criteria were granted as a result of the performance criteria being met during the year, which were then redeemed for common shares issued from treasury stock. The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on a valuation model which uses the forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes during the nine months ended September 30, 2021 and 2020 is as follows:

	2021	2020
At January 1,	689,967	457,498
Granted	440,508	299,112
Redeemed	(160,470)	—
Forfeited	(26,671)	(66,643)
At September 30,	943,334	689,967

(c) Deferred unit plan
The Company has an Independent Directors Deferred Unit Plan (“DU Plan”) under which deferred units ("DU’s") are granted by the Board from time to time to independent directors (“the Participants”). DU's may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”). The participant receives cash payment equal to the market value of such DU's as of the Redemption Date.
At September 30, 2021, 351,232 DU's were outstanding (December 31, 2020 – 289,360) with a fair value of $2,672, which is included in accounts payable and accrued liabilities (December 31, 2020 – $3,834). The fair value was determined based on the closing share price at September 30, 2021.
(d) Performance share units plan
The Company has a Performance Share Unit Plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Under the plan, PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and to be redeemed as soon as practicable after the Redemption Date.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
14. Share-based payments (continued)
There were 13,937 PSUs granted during the nine months ended September 30, 2021 under the PSU Plan (September 30, 2020 – nil) with a fair value of CDN $24.40 per unit (September 30, 2020 - $nil). In addition, 253,999 PSUs were granted as a result of the performance criteria being met during the year, which were then redeemed for common shares. The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 3,126,000. The fair value of each PSU issued is determined based on fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold securities.
Movements in the PSUs during the nine months ended September 30, 2021 and September 30, 2020 are as follows:

	2021	2020
At January 1,	525,605	610,885
Granted	267,936	—
Redeemed	(514,010)	—
Expired	—	(85,280)
Forfeited	(1,511)	—
At September 30,	278,020	525,605

15. Pension plan settlement
The Company operated a Supplemental Pension Plan ("the SERP"), which was a defined benefit pension plan in Canada with assets held in a Retirement Compensation Arrangement (“RCA”) trust account. The SERP, which was only available to certain qualifying employees, provided benefits that would otherwise have been paid from Eldorado Gold Corporation Pension Plan for Designated Employees if it was not subject to the maximum pension limits under the Income Tax Act (Canada) for registered pension plans.
On December 13, 2019, the Company resolved to wind-up the SERP. Each member’s entitlement was crystallized in 2019 and the SERP's defined benefit obligation changed from a monthly lifetime pension payment to a known one-off lump sum payment. The lump sum payments to members were made in stages. Initial partial lump sum payments were made to retired members in December 2019, a second installment was made in September 2020, and a final installment was made in 2021. The Company received a refund of the remaining assets in the SERP on September 28, 2021. As a result, $5.8 million was received in cash and is presented on the statement of cash flow as a component of employee benefit plan payments received.

16. Supplementary cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Changes in non-cash working capital
Accounts receivable and other	$(5,471)	$16,853	$(540)	$(6,204)
Inventories	(349)	(3,046)	(7,272)	821
Accounts payable and accrued liabilities	9,914	28,851	2,993	29,103
	$4,094	$42,658	$(4,819)	$23,720

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
17. Income tax rate changes
On May 18, 2021, the Greek government enacted new tax law provisions to reduce the corporate income tax rate from 24% to 22%. The Greek corporate tax rate reduction will be effective retroactively from January 1, 2021 and onwards. The opening deferred tax liability and the deferred tax expense for the nine months ended September 30, 2021 were reduced by $11,434 due to the tax rate reduction.
On April 16, 2021, an increase in the corporate income tax rate in Turkey was enacted. The corporate income tax rate was 20% at the beginning of 2021, and upon enactment increased to 25% for 2021, 23% for 2022 and will return to 20% for 2023 onwards. The increase was effective on July 1, 2021 with retroactive application to January 1, 2021. The opening deferred tax liability and the deferred tax expense for the nine months ended September 30, 2021 were increased by $6,101 due to the tax rate increase.

18. Commitments
Significant changes to the Company's commitments and contractual obligations as at September 30, 2021:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total

Debt	$—	$—	$—	$—	$—	$500,000	$500,000
Purchase obligations and other commitments	60,547	9,343	—	—	—	—	69,890
	$60,547	$9,343	$—	$—	$—	$500,000	$569,890

Debt obligations represent required repayments of principal for the senior notes and do not include interest on debt.
Purchase obligations and other commitments relate primarily to operating costs at all mines and capital projects at Kişladağ.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
19. Fair value measurements
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets measured at fair value as at September 30, 2021 include marketable securities of $21,882 (December 31, 2020 – $194) which is comprised of publicly-traded equity investments classified as fair value through other comprehensive income, and investments in debt securities of $8,343 (December 31, 2020 - nil) which is comprised of publicly-traded debt securities classified as fair value through other comprehensive income. At September 30, 2021, assets measured at fair value also include settlement receivables of $26,753 (December 31, 2020 – $31,898) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss and a derivative asset of $4,113, (December 31, 2020 – $7,357), related to the redemption options associated with the senior notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue and changes in the fair value of the redemption option derivative asset are recorded in finance costs. Valuation of the contingent consideration on the May 2020 acquisition of interest in Hellas Gold SA is measured at fair value, with any changes in fair value recorded in profit or loss. No other liabilities are measured at fair value on a recurring basis as at September 30, 2021.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities and investments in debt securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset and the fair market value of the Company's senior notes (Note 9). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company's redemption option derivative asset is based on models using observable interest rate inputs and the fair value of the Company's senior notes is based on observable prices in inactive markets. The fair value measurement of contingent consideration related to the May 2020 acquisition of the minority interest in Hellas Gold SA is categorized as a Level 3 fair value. The Company's assets held for sale, representing the Tocantinzinho project in Brazil, is measured at fair value less cost to sell. The fair value measurement is categorized as a Level 3 fair value based on the expected consideration of a sale. For all other financial instruments, carrying amounts approximate fair value.

20. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at September 30, 2021 are outlined below.
(a)Interest rate risk
The Company's outstanding debt is in the form of senior notes with a fixed interest rate of 6.25%. Borrowings under the Company's revolving credit facility, if drawn, are at variable rates of interest based on LIBOR and expose the Company to interest rate risk.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
20. Financial risk management (continued)
(b)Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. In March 2020, the Company drew $150,000 under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. $50,000 of the credit facility draw was repaid in June 2021, and the remaining $100,000 was repaid in August 2021. Management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company's assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.
In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduce credit availability under the revolving credit facility, thereby increasing the availability under the facility. An early repayment of $11,100 of principal as part of the scheduled semi-annual payment on the term loan was made in February 2021 in conjunction with this amendment, and in June 2021, the Company completed the remaining scheduled $22,233 semi-annual payment on the term loan. The remaining principal on the term loan was repaid in August 2021 with a portion of proceeds from the senior notes.
As at September 30, 2021, the current availability under the revolving credit facility is $249,665. Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.

21. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2021, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque operations and exploration activities in Canada, including those related to QMX from the date of acquisition. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Tocantinzinho project, exploration activities and the Vila Nova iron ore mine prior to its sale in September 2020. As at September 30, 2021 the Brazil reporting segment is held for sale and is a discontinued operation (Note 5). Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
21. Segment information (continued)

As at and for the three months ended September 30, 2021	Turkey	Canada	Greece	Romania	Brazil*	Other	Total

Earnings and loss information
Revenue	$134,352	$66,783	$37,306	$—	$—	$—	$238,441
Production costs	55,465	25,298	29,417	—	—	—	110,180
Depreciation and amortization	25,781	15,127	9,812	—	—	—	50,720
Earnings (loss) from mine operations	$53,106	$26,358	$(1,923)	$—	$—	$—	$77,541

Other significant items of income and expense
Exploration and evaluation expenses	$967	$2,262	$121	$858	$—	$455	$4,663
Income tax (recovery) expense	(670)	7,492	(1,857)	662	—	—	5,627

Capital expenditure information
Additions to property, plant and equipment during the period (**)	$33,216	$25,531	$15,290	$—	$—	$3,188	$77,225

* Discontinued. (Note 5)
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

As at and for the three months ended September 30, 2020	Turkey	Canada	Greece	Romania	Brazil*	Other	Total

Earnings and loss information
Revenue	$166,590	$74,170	$46,835	$—	$—	$—	$287,595
Production costs	57,296	20,212	39,878	—	—	—	117,386
Depreciation and amortization	25,258	18,891	12,863	—	—	—	57,012
Earnings (loss) from mine operations	$84,036	$35,067	$(5,906)	$—	$—	$—	$113,197

Other significant items of income and expense
Exploration and evaluation expenses	538	798	150	2,227	—	322	4,035
Income tax expense (recovery)	34,857	9,561	(1,246)	(2,442)	—	—	40,730

Capital expenditure information
Additions to property, plant and equipment during the period (**)	$25,119	$16,216	$10,819	$—	$—	$39	$52,193

* Discontinued. (Note 5)
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
21. Segment information (continued)

As at and for the nine months ended September 30, 2021	Turkey	Canada	Greece	Romania	Brazil*	Other	Total

Earnings and loss information
Revenue	$385,640	$182,276	$128,367	$—	$—	$—	$696,283
Production costs	142,880	72,321	116,339	—	—	—	331,540
Depreciation and amortization	70,399	46,406	37,424	—	—	—	154,229
Earnings (loss) from mine operations	$172,361	$63,549	$(25,396)	$—	$—	$—	$210,514

Other significant items of income and expense
Exploration and evaluation expenses	$6,888	$4,922	$419	$2,781	$—	$1,542	$16,552
Income tax expense (recovery)	42,074	20,190	(18,311)	1,217	—	—	45,170

Capital expenditure information
Additions to property, plant and equipment during the period (**)	$103,207	$64,785	$39,626	$—	$—	$5,092	$212,710

Information about assets and liabilities
Property, plant and equipment	$816,859	$697,330	$2,029,227	$413,374	$—	$14,119	$3,970,909
Goodwill	—	92,591	—	—	—	—	92,591
	$816,859	$789,921	$2,029,227	$413,374	$—	$14,119	$4,063,500

Debt, including current portion	$—	$—	$—	$—	$—	$493,621	$493,621

* Discontinued. (Note 5)
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
21. Segment information (continued)

As at and for the nine months ended September 30, 2020	Turkey	Canada	Greece	Romania	Brazil*	Other	Total

Earnings and loss information
Revenue	$439,455	$172,700	$136,012	$—	$—	$—	$748,167
Production costs	150,410	54,261	123,554	—	—	—	328,225
Depreciation and amortization	72,646	49,212	37,632	—	—	—	159,490
Earnings (loss) from mine operations	$216,399	$69,227	$(25,174)	$—	$—	$—	$260,452

Other significant items of income and expense
Exploration and evaluation expenses	1,514	2,246	466	4,050	—	1,212	9,488
Income tax expense (recovery)	75,199	16,423	(5,803)	(3,624)	—	—	82,195

Capital expenditure information
Additions to property, plant and equipment during the period (**)	$56,977	$38,402	$31,027	$6	$—	$65	$126,477

* Discontinued. (Note 5)
** Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

As at December 31, 2020	Turkey	Canada	Greece	Romania	Brazil*	Other	Total

Information about assets and liabilities
Property, plant and equipment	$789,186	$596,082	$2,027,612	$414,118	$205,432	$9,769	$4,042,199
Goodwill	—	92,591	—	—	—	—	92,591
	$789,186	$688,673	$2,027,612	$414,118	$205,432	$9,769	$4,134,790

Debt, including current portion	$—	$—	$—	$—	$—	$501,132	$501,132

* Disposal group held for sale. (Note 5)

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